As filed with the Securities and Exchange Commission April 3, 1996.
                                                  SEC File No. 333-1967

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                        Amendment No. 1 to
                             FORM S-3
       Registration Statement Under Securities Act of 1933

                        U.S. ENERGY CORP.
                        -----------------
      (Exact Name of registrant as specified in its charter)

          Wyoming                                 83-0205516
          -------                                 ----------
(State or other jurisdiction                 (I.R.S. Employer
of incorporation)                            Identification No.)

  877 North 8th West, Riverton, Wyoming 82501, Tel. 307/856-9271
- -------------------------------------------------------------------
(Address and telephone of registrant's principal executive offices)

       Daniel P. Svilar (same address and telephone number)
  -------------------------------------------------------------
  (Name, address and telephone of agent for service of process)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933,or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If the only securities being registered on this Form are being offered pursuant to dividend for interest reinvestment plans, please check the following box. _____

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offerings. _____

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier

                 Calculation of Registration Fee

Title of each                      Proposed       Proposed
class of                           maximum        maximum        Amount
securities          Amount         offering       aggregate      of
to be               to be          price          offering       regis.
registered          registered     per share      price          fee
- ----------          ----------     ---------      ---------      ------

Common stock,       457,780        $17.25(2)    $7,896,705(2)    $2,723
par value           shares(1)
$0.01 per share

(1) Shares registered are held by certain shareholders of Registrant and are being registered for public resale.

(2) Pursuant to Rule 457(c), the registration fee is based on the last sale price of Registrant's common stock on NASDAQ/NMS on March 25, 1996.

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time this Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Prospectus                                  Subject to Completion
                                                 April ____, 1996

                        U.S. ENERGY CORP.
                      457,780 COMMON SHARES
           __________________________________________

457,780 shares of common stock, par value $0.01 per share (the "Shares"), are offered for sale by certain shareholders of U.S. Energy Corp. ("USE", the "Company" or "Registrant"), a Wyoming corporation. The holders thereof are referred to as "Selling Shareholders". The Selling Shareholders purchased 343,333 of the Shares from USE as part of a private placement of 400,000 shares of USE common stock in fiscal 1995. The Brunton Company ("Brunton") purchased the remaining 56,667 shares of USE common stock in that private placement, but is not a participant in this offering. The entire 400,000 shares of USE common stock originally purchased were redeemable in August 1995 by USE paying cash therefor ($3.50 per share); however, in lieu of cash redemption, USE had the right to issue one additional share of its common stock for every three shares of such USE common stock originally purchased. In the second quarter of fiscal 1996, USE elected to issue an additional 133,336 shares of its common stock to the holders of the 400,000 shares of USE common stock originally purchased, in lieu of paying cash redemptions. The Selling Shareholders acquired 114,447 of these additional Shares in lieu of redemption in cash and such additional Shares are covered by this Prospectus. The issuance of 133,335 additional shares, while resulting in a slight dilution in the voting power of Registrant's outstanding shareholders, enabled USE to not pay $1,400,000 in cash from its working capital, which amount would have been required to redeem the original shares of its common stock in cash.

The Shares constitute approximately 7% of the outstanding shares of USE common stock on the date of this Prospectus. The Shares have been registered for sale to the public by the Selling Shareholders, by the filing of the Registration Statement (of which this Prospectus is a part) with the Securities and Exchange Commission ("Commission") under the Securities Act of 1933, as amended ("1933 Act"). None of the foregoing shares of USE common stock acquired by Brunton in the fiscal 1995 private placement are being registered under this Registration Statement and there are no plans to register for resale those Brunton shares, or any of the other shares of USE common stock that had been held by Brunton prior to its sale to Silva Production AB (see "Material Changes").

Common stock of USE is traded on the NASDAQ/NMS quotation system.
At April 1, 1996, the closing bid price was $16.625 per share.

The Shares will be offered by the Selling Shareholders, at market prices from time to time. Selling commissions will be paid by the Selling Shareholders for Shares sold by them. No sales proceeds will be paid to the Company or any subsidiary of the Company. See "Plan of Distribution."

         _______________________________________________

                These are Speculative Securities.
         Such Securities Involve a High Degree of Risk.
             See "Risk Factors" starting on page 9.
         _______________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      _____________________________________________________

       The date of this Prospectus is April        , 1996.
      _____________________________________________________

No one is authorized to give any information, or make any representation on behalf of USE, or the Selling Shareholders, or any of them, if not contained or incorporated by reference in this Prospectus and if given or made, such information or representation must not be relied upon as having been authorized by USE, or any of the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered hereby, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

Neither delivery of this Prospectus nor sale of the securities offered hereby, shall create an implication that there has been no change in the information set forth herein since date of this Prospectus.

                      AVAILABLE INFORMATION

USE is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other statements and information with the Commission. The reports and other documents so filed can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's public reference facilities at Commission regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such documents can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

This Prospectus does not contain all of the information set forth in the Registration Statement and its exhibits, covering the Common Shares offered hereby, certain portions of which have been omitted pursuant to Commission rules and regulations. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement, is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement (and any amendments thereto) and its exhibits, without charge, at the public reference facilities of the Commission at its offices as stated above.

                    INCORPORATION OF CERTAIN
                     DOCUMENTS BY REFERENCE

This Prospectus incorporates by reference documents not presented herein or delivered herewith. Documents relating to USE are available without charge upon request to Secretary, U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501. Telephone requests may be directed to Sharon Miller at (307) 856-9271.

The following documents filed with the Commission by USE (Commission File No. 0-6814) are incorporated herein by reference: (a) Annual Report on Form 10-K for fiscal year ended May 31, 1995; (b) Quarterly Reports on Form 10-Q for the quarters ended August 31, 1995 and November 30, 1995; (c) Proxy Statement for Annual Meeting held on November 29, 1995; (d) Report on Form 8-K as of February 16, 1996; (e) Registration Statement on Form 10 filed with the Commission on January 23, 1973 registering the Company's common stock class under Section 12(g) of the Exchange Act; and (f) Annual Report on Form 10-K filed with the Commission in September 1992 (which Annual Report had filed as an exhibit an amendment to the USE Articles of Incorporation).

All  documents  filed by USE under  Section  13(a) or  13(b),  or
Section 14 of the Exchange Act subsequent to date of this Prospectus and prior to the termination date of the offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document all or a portion of which is incorporated by reference, or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

                     SUMMARY OF THE OFFERING

The following summary is not intended to be complete and is qualified in all respects by the more detailed information included elsewhere in this Prospectus or contained in documents which are incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference."

U.S. Energy Corp. ("USE", the "Company" or "Registrant") is in the general minerals business of acquiring, developing, exploring and/or selling or leasing of mineral properties and, from time to time, mining and marketing of minerals. USE is now engaged in two principal mineral sectors: uranium and gold. Interests are held in other mineral properties (principally molybdenum), but are either non-operating interests or undeveloped claims. Its minerals business with respect to uranium and gold can be characterized as in the development stage according to the Commission's definition of that term. USE also carries on a small oil and gas operation. Other USE business segments on the date of this Prospectus are commercial operations (real estate and general aviation) and construction operations.

Most USE operations are conducted through a joint venture with Crested Corp. a majority-owned Colorado corporation ("Crested"),and various joint subsidiaries of USE and Crested. The joint venture with Crested is hereafter referred to as "USECC." Construction operations are carried on primarily through USE's 50.9% subsidiary Four Nines Gold, Inc. ("FNG"). Manufacturing and/or marketing of professional and recreational outdoor products was conducted through The Brunton Company ("Brunton"), a wholly-owned USE subsidiary that was sold in February 1996. USE and Crested also own limited oil and gas operations in Montana and Wyoming, which are carried on through Energx, Ltd.("Energx"), a 90% subsidiary of the Company and Crested.

On February 16, 1996 Registrant sold all of the shares of Brunton to Silva Production AB for $4,300,000 plus 45% of the net profits before taxes derived from the sale of Brunton products for four years and three months (see "Material Changes" for details of this sale transaction, and Risk Factor 2 for information on the impact of this transaction).

The sale will eliminate Brunton's manufacturing and/or marketing of professional and recreational outdoor products from the commercial segment of Registrant's business, except to the extent that there are net profit payments from Silva over the next four years and three months, of which there can be no assurance. For the fiscal year ended May 31, 1995 and for the six months ended November 30, 1995, Brunton's sales provided 49% and 29%, respectively, of net revenues of USE.

On the other hand, the February 1996 receipt of approximately $2,900,000 in net cash from the sale (and future payments on Silva's $1,000,000 promissory note and any profits payments) will enhance the Company's financial condition and medium term liquidity as well as providing additional resources to put the Company's Plateau uranium mill into operation and develop the Company's uranium and gold properties.

The sale was prompted in part by Registrant's desire to focus on its core business of acquiring and developing mineral properties and mining and marketing minerals, particularly uranium and gold. Registrant plans to consolidate all of its uranium assets into a single subsidiary and finance the startup of its mines and mill operations with debt or equity funding. Of course, there can be no assurance uranium prices will remain at their current level, that Registrant will succeed in its efforts to obtain long-term uranium supply contracts required to operate its uranium properties profitably, or that the required financing will be available to put such properties into operation.

Reference is made to the Form 8-K Report dated February 16, 1996 (incorporated by reference into this Prospectus), which contains USE's pro forma condensed consolidated balance sheet as of November 30, 1995, and pro forma condensed consolidated income statements for the six months then ended, and for the year ended May 31, 1995, in both instances giving effect to the Brunton sale as if effected at the beginning of such periods. See also Risk Factor 2.

USE was  incorporated  in Wyoming in 1966.  All operations are in the United States. Principal executive offices are located at 877
North  8th  West,  Riverton,   Wyoming  82501,   telephone  (307)
856-9271.

USE and Crested originally were independent companies, with two common affiliates (John L. Larsen and Max T. Evans). In 1980, USE and Crested formed a joint venture to do business together (unless one or the other elected not to pursue an individual project). As a result of USE funding certain of Crested's obligations from time to time (due to Crested's lack of cash on hand), and later payment of the debts by Crested issuing common stock to USE, Crested became a majority owned subsidiary of USE in fiscal 1993.

Except for approximately 1,400 ounces of gold recovered in fiscal 1992 in a bulk sampling program at the Sutter gold property in California, USE has not received revenues from the mining of either uranium or gold during its five fiscal years ended May 31, 1995. Mineral revenues have been received from sales of mineral properties, advance royalties in respect of the Company's interests in an undeveloped molybdenum property that was sold to AMAX Inc. in 1980, and from sales of uranium under certain of the utility supply contracts held by Sheep Mountain Partners ("SMP", a partnership), by USE and Crested delivering their one-half share or all of the uranium and receiving sales proceeds therefrom. The majority of profits on these deliveries have been retained by SMP in an interest bearing account which is to be distributed by a panel of arbitrators. In the future, such uranium contract revenues could be affected by the outcome of the SMP litigation/arbitration (see "Risk Factor 3 - Litigation/Arbitration - Sheep Mountain Partners") because gross revenues from future performance of all the SMP contracts are expected to flow to the prevailing parties, USE and Crested, or Cycle Resource Investment Corporation ("CRIC") and its parent Nukem, Inc. ("Nukem"). Regardless of the outcome of such proceedings, however, commencement of uranium mining at Green Mountain, Wyoming and/or Ticaboo, Utah may result in utility supply contracts for Green Mountain Mining Venture ("GMMV"), of which USE and Crested are joint venture partners with Kennecott Uranium Company, and/or Plateau Resources Limited ("Plateau"), a subsidiary of USE. There can be no assurance such mining operations will commence, or that new utility supply contracts will result.

For a discussion of why revenues from mineral sales decreased in the fiscal year ended May 31, 1995, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations for Fiscal 1995 Compared to Fiscal 1994, in Registrant's Form 10-K, for fiscal year ended May 31, 1995 ("1995 Form 10-K")." For operating results for the six months ended November 30, 1995, see "Material Changes."

                          Risk Factors

An investment in the Shares involves substantial risks, including the risks of USE's failure to obtain necessary capital to put its principal properties into production, a recurrence of low uranium prices, litigation and competition. See "RISK FACTORS" beginning on the next page.

                          The Offering

Securities Offered (1). . . . . . . . . . . .  457,780 shares of common stock(2)

USE Common Stock Outstanding
  Before and After Offering . . .  . . . . . . 6,460,309 shares(3)

NASDAQ/NMS Symbol . . . .  . . . . . . . . . . "USEG"
________________

(1) See "Description of Securities." (2) See "Plan of Distribution." (3) Assumes 40,621 warrants to purchase USE common stock that were issued to Robert Long ("Long"), an officer of RAF Financial Corporation ("RAF"), in July 1996 and are exercisable until July 25, 2000 for $4.80 per share of USE common stock (the "RAF Warrants") are exercised by Long. As of April 3, 1996, the 40,622 RAF Warrants issued to RAF Financial Corporation had been exercised, but the 40,621 RAF Warrants issued to Robert Long had not been exercised. The RAF Warrants and 81,243 shares of USE common stock underlying the RAF Warrants are part of the 893,695 shares of USE common stock registered for resale under the Company's Registration Statement on Form S-3 on file with the Commission (SEC File No. 33-64773), which became effective on February 28, 1996 (see Risk Factor 5).

                          RISK FACTORS

Prospective investors should note that the business of USE is subject to certain risks, including the following:

1. Working  Capital  Requirements.  USE's cash  requirements  for fiscal 1996 are the funding of on-going general and administrative expenses, including legal costs incurred as a result of the SMP litigation/arbitration proceedings described in Risk Factor 3 below; mine and mill development and holding costs of the Sutter gold property described below; Plateau mill holding (standby) costs; SMP mines care and maintenance costs; and costs to acquire uranium oxide which USE may be obligated to deliver under the SMP contracts. As a result of the disputes between the SMP partners (see Risk Factor 3 below), Registrant and Crested have been delivering certain of the U3O8 concentrates required to fill various delivery requirements on long-term U3O8 contracts with domestic utilities. Recently, Nukem/CRIC have made most of the SMP deliveries of U3O8. It is not known how long this arrangement will continue. The capital requirements to fill Registrant's and Crested's portion of the remaining commitments in fiscal 1996 will depend on the outcome of the arbitration proceedings involving Nukem/CRIC.

The primary source of Registrant's capital resources for the remainder of fiscal 1996, will be (i) cash on hand November 30, 1995; (ii) cash received from the sale of Brunton (see "Material Changes" and Risk Factor 2); (iii) possible sale of equity or interests in investment properties or other affiliated companies;
(iv) sale of equipment; (v) possible proceeds from the resolution of pending litigation/arbitration; (vi) sale of royalties or interests in mineral properties; (vii) proceeds from the sale of uranium under the SMP contracts, and (viii) borrowings from financial institutions. Construction revenues from FNG, fees from oil production, rentals of various real estate holdings and equipment and the sale of aviation fuel are also expected to provide cash.

Registrant's working capital increased during the six months ended November 30, 1995 by $1,738,000 to working capital of $1,760,000 principally due to the sale of the 812,432 shares of the Company's common stock in June and July 1995, resulting in net proceeds to Registrant of $2,842,200. Registrant utilized $1,523,700 in its investing activities during the six months ended November 30, 1995. This was primarily as a result of Registrant and Crested funding SMP property care and maintenance costs, Plateau mill holding costs, Energx activities and the Sutter Gold Mining Company ("SGMC") property holding costs. Additionally, Registrant and its affiliates purchased $809,600 of additional equipment during the six months ended November 30, 1995. Other changes in working capital were decreases in accounts payable and accrued expenses of $823,700.

Working capital in addition to funds on hand at November 30, 1995 and funds provided from the sale of Brunton (see "Material Changes") will be required to hold and maintain existing mineral properties; fund the mine and mill permitting and the construction of a gold processing mill and mine development of SGMC; finance the development of Plateau and its associated properties; and pay for administration costs. Registrant and Crested are currently seeking a joint venture partner and/or other means of financing the construction of the SGMC gold processing mill and mine development, but there can be no assurance that such financing can be arranged.

Monthly operating expense to hold properties and fund general and administrative expense is estimated at $300,000 to $350,000 for the last two quarters of fiscal 1996. Revenues from commercial operations are expected to provide approximately $110,000 monthly. Operating expense estimates reflect elimination of most legal expenses associated with the SMP litigation/arbitration proceedings, because a decision is expected from the arbitration panel in April 1996 (see "Material Changes"). Conventional lending sources and cash from the sale of Brunton are expected to be sufficient to cover the operating deficits for property holding and general and administrative expense; however, significant funding in excess of such sources will be required to put the principal mineral properties into production (Plateau's uranium mines and mill and the Sutter gold property).

Continued operating losses without offsetting replacements of working capital will adversely affect USE's ability to continue to operate its business as described in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Registrant's 1995 Form 10-K, and Registrant's Form 10-Q for fiscal quarter ended November 30, 1995 for additional information on future working capital requirements and capital resources. See the Form 8-K Report for February 16, 1996, for pro forma financial information as the result of the Brunton sale. See also Risk Factor 2 below.

2. Loss of Future Operating Income Due to Brunton Sale. In fiscal 1995, 49% of Registrant's net revenues were provided by Brunton's professional and outdoor recreational product sales (29% in the six months ended November 30, 1995). Brunton was sold in February 1996. The inability to include Brunton's operations with Registrant's other operating revenues in the future could result in continued operating losses for Registrant, unless Registrant is able to develop other profitable businesses, such as Registrant's uranium business or FNG's construction business, to replace profits from Brunton. Continued operating losses without offsetting replacements of working capital will adversely affect USE's ability to continue its operations as described in this Prospectus. See also Risk Factor 1 above and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in Registrant's 1995 Form 10-K.

3. Litigation/Arbitration - Sheep Mountain Partners. Because of USE and Crested litigation/arbitration against Nukem/CRIC, their partner in the Sheep Mountain Partners Partnership ("SMP"), USE and Crested have been required to fund $4,521,600 in standby mine maintenance and related costs (including $136,500 for the purchase of U3O8) of the SMP mines in Fremont County, Wyoming, from June 1991 through May 31, 1995. Another $326,700 was spent on such costs in the six months ended November 30, 1995. USE and Crested are seeking to recover these amounts from Nukem and CRIC, along with interest which has not been booked on the financial statements of the Registrant and Crested.

Recovery by USE and Crested of their funds advanced to the SMP partnership will depend on the outcome of the litigation/ arbitration, which presently is uncertain. See Item 3 - "Legal Proceedings - Sheep Mountain Partners Arbitration/Litigation" in Registrant's 1995 Form 10-K, and the audited USE Consolidated Financial Statements contained in Registrant's 1995 Form 10-K and "Legal Proceedings" in USE's Form 10-Q for the quarter ended November 30, 1995.

On July 3, 1991, USE and Crested ("plaintiffs") filed a complaint in the United States District Court for the District of Colorado against CRIC, Nukem and various affiliates of CRIC and Nukem (together, the "defendants"), alleging that CRIC and Nukem misrepresented material facts to and concealed material information from the plaintiffs to induce their entry into the SMP Partnership Agreement and various related agreements. Plaintiffs also claim CRIC and Nukem have wrongfully pursued a plan to obtain ownership of the USE-Crested interests in SMP through various means, including overcharging SMP for uranium "sold" to SMP by defendants. Plaintiffs further allege that defendants refused to provide a complete accounting with respect to dealings in uranium with and on behalf of SMP, and that certain defendants misappropriated SMP property and engaged in other wrongful acts relating to the acquisition of uranium by SMP.

Plaintiffs requested that the court order rescission of the SMP Partnership Agreement and related contracts, and asked the court to determine the amounts payable to CRIC by USECC as a result of any such rescission order to place the parties in status quo. USE and Crested also requested that the court order defendants to make a complete accounting to them concerning the matters alleged in the amended complaint. They requested an award of damages (including punitive, exemplary and treble damages under the Racketeer Influenced and Corrupt Organization Act ("RICO") and its Colorado State equivalent, interest, costs and attorneys'
fees) in an amount to be determined at trial. Plaintiffs further requested imposition of a constructive trust on all property of SMP held by defendants and on profits wrongfully realized by defendants on transactions with SMP.

The defendants filed various motions, including an application to stay judicial process and compel arbitration and motions to dismiss certain of plaintiffs' claims. The defendants also filed an answer and counterclaims against plaintiffs, claiming plaintiffs breached the SMP Agreement and misappropriated a partnership opportunity by providing certain information about SMP to Kennecott and entering into the GMMV with Kennecott involving the Green Mountain uranium properties. The defendants also claim that plaintiffs wrongfully sold an interest in SMP to Kennecott through the GMMV without CRIC's consent and without providing CRIC a right of first refusal to purchase such interests; that Registrant breached the uranium marketing agreement between CRIC and SMP, which had been assigned by CRIC to Nukem, by agreeing with Kennecott in the GMMV that Kennecott could market all the uranium from Green Mountain, thereby depriving Nukem of commissions to be earned under such marketing agreement; that Registrant and Crested interfered with certain SMP supply contracts, costing CRIC legal fees and costs; that CRIC and Nukem are entitled to be indemnified for purchases of uranium made on behalf of SMP; that Registrant and Crested failed to perform their obligations under an Operating Agreement with SMP in a proper manner, resulting in additional costs to SMP; that Registrant and Crested overcharged SMP for certain services under the SMP Partnership Agreement and refused to allow SMP to pay certain marketing fees to Nukem under the Uranium Marketing Agreement; that Registrant and Crested breached the SMP Partnership Agreement by failing to maintain a toll milling agreement with Pathfinder Mines Corporation, thereby rendering SMP's uranium resources worthless; and that Registrant and Crested have engaged in vexatious litigation against CRIC and Nukem. Defendants also requested damages (including punitive, exemplary and treble damages under RICO, interest costs and attorney fees). See the further information set forth below in this Risk Factor, concerning the damages requested by defendants.

After more than three years of pretrial motions and discovery the plaintiffs and defendants agreed in November 1994 to proceed with exclusive, binding arbitration before a panel of three arbitrators with respect to any and all post-December 21, 1988 disputes, claims and controversies, that any party may assert against the other. All pre-December 21, 1988 claims, disputes and controversies pending before the U.S. District Court have been stayed by stipulation between the parties, until the arbitrators enter an order and award in the arbitration proceedings.

An unfavorable outcome to the litigation and/or arbitration could result in loss of the funds advanced for standby maintenance at the SMP mines and loss of the utility supply contracts held by SMP. In addition, Nukem and CRIC are seeking $47 million in damages (their RICO claim was dropped) from USE and Crested in these proceedings. Although management of USE does not expect Nukem and CRIC to prevail in such proceedings and, in fact, USE and Crested are seeking approximately $258 million in damages from Nukem and CRIC (with a request that such amount be trebled under RICO), an award of damages against USE and Crested in any substantial amount could have a material adverse effect on the ability of USE and Crested to carry on their business in the manner described in this Prospectus (see also "Material Changes").

4. Sutter Gold - No Current Mining Operations or Gold Production. As of May 31, 1995, USE and Crested have invested more than $10,374,400 in capitalized costs (in addition to approximately $2,000,000 in costs that have been expensed) to acquire, permit and develop a gold property in California, held through a subsidiary, Sutter Gold Mining Company. This investment represents a significant portion of USE's consolidated assets. There is no assurance current efforts will be successful in financing the mill construction and mine development costs needed to put the property into full production. If third-party financing cannot be obtained and USE is unable to fund development and production costs from internally generated funds over the next two years the property may be sold at a loss. See
Item 1 "Description of Business - Gold - Lincoln Project (California)" in Registrant's 1995 Form 10-K.

5. Additional Shares to Market; Possible Dilution. In addition to the Shares registered for resale by the Selling Shareholders as described in this Prospectus, Registrant sold 812,432 shares of its common stock (the "Placement Shares") to private investors in June and July 1995.

As compensation for their services as Placement Agent, on a best efforts basis, for the Placement Shares, Registrant granted RAF Financial Corporation ("RAF") and Robert Long ("Long"), one of its officers, warrants to purchase 81,243 shares of USE common stock for $4.80 per share until July 25, 2000 (the "RAF Warrants"). The Placement Shares, the RAF Warrants and 81,243 shares of USE common stock underlying the RAF Warrants (the "RAF Shares") were registered under the 1933 Act for resale by the holders of such Placement Shares and by RAF and Long, respectively, by Registrant filing its Registration Statement on From S-3 with the Commission (SEC File No. 33-64773) which was declared effective by the Commission on February 28, 1996. RAF exercised its RAF Warrants on March 7, 1996. The public sale of the Placement Shares, the RAF Shares and of Long's RAF Warrants following exercise of his RAF Warrants, may depress the market price for the Company's common stock.

Registrant may also issue additional common stock in a public offering pursuant to the 1933 Act if needed for future working capital (see Risk Factor 1 above). The issuance of such additional shares could result in dilution to the equity of outstanding shareholders of Registrant, depending on the price at which such shares are issued and sold, and would result in some dilution to the voting power of the outstanding shares of Registrant's common stock.

6. Project Delay. Registrant's minerals business is subject to the risk of unanticipated delays in developing and permitting its uranium and gold projects. Such delays may be caused by fluctuations in commodity prices (see Risk Factor 7), mining risks (see Risk Factor 10), difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write off of all or a portion of the carrying value of the delayed project and/or could trigger certain reclamation obligations sooner than planned.

7. Commodity Price Fluctuations. The ability of the Company to develop and operate its uranium and gold projects profitably can be significantly affected by changes in the market price of uranium and gold, respectively. Until very recently the spot market price for uranium concentrates has been depressed (less than $15.00 per pound) since 1988 and has been below $8.00 per pound as recently as 1992. (See Item 1, "Description of Business
- - Uranium - Uranium Market Information" in Registrant's 1995 Form 10-K for additional information on the uranium markets and pricing.) Uranium prices are subject to a number of factors beyond Registrant's control including imports of uranium from Russia and other CIS countries, the amount of uranium produced and sold from the blending of highly enriched uranium recovered from U. S. and Russian nuclear weapons to produce lower enriched uranium for nuclear fuel, the build up by utilities of uranium fuel inventories and the sale of excess inventories into the market, the rate of consumption of uranium inventories by utilities, the rate of uranium production in the United States, Canada, Australia and elsewhere by other producers and the rate of new construction of nuclear generating facilities, verses the rate of shutdown and decommissioning of older nuclear generating facilities, particularly in the United States.

Market prices for uranium concentrates in the United States have recovered to between $15.75 and $15.90 per pound as of March 26, 1996. The Company believes that if the price remains at this level or higher, United States utilities will seek long term price stabilizing uranium supply contracts. If the Company is able to obtain long term uranium supply contracts with assured prices exceeding $18.00 per pound, that should be sufficient to operate the Company's Utah uranium properties profitably. It should also be sufficient to proceed with development of the GMMV Jackpot Mine and operation of the Sweetwater uranium mill, although there can be no assurance that Kennecott, which controls the management committee of GMMV, would be of the same opinion. There also can be no assurance that this recent upward price movement will continue. USE would be adversely affected if the United States utilities with nuclear power plants do not seek long term uranium supply contracts during the balance of the 1990s. Although the extent of such adverse impact cannot be predicted, if uranium prices remained so depressed through the 1990s that USE's properties and facilities were not put into operation, the book value of such assets might decrease and USE could be required to reclaim or restore such properties sooner than planned (see also Risk Factor 12).

The market price of gold has fluctuated widely and is affected by numerous factors beyond the Company's control, including international economic trends, currency exchange fluctuations, expectations for inflation, the extent of forward sales of gold by other producers, consumption patterns (such as purchases of gold jewelry and the development of gold coin programs), purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers and global or regional political events, particularly in major gold-producing countries such as South Africa and some of the CIS countries. Gold market prices are also affected by worldwide production levels, which have increased in recent years. The aggregate effect of these factors, all of which are beyond the Company's control, is impossible for the Company to predict. In addition, the market price of gold has on occasion been subject to rapid short-term changes because of market speculation. As of March 29, 1996 the Comex spot price of gold was $395.80 per ounce.

8. Proposed Federal Legislation. The U.S. Congress has, in legislative sessions in recent years, actively considered several proposals for major revision of the General Mining Law, which governs mining claims and related activities on federal public lands. If any of the recent proposals become law, it could result in the imposition of a royalty upon production of minerals from federal lands and new requirements for mined land reclamation and other environmental control measures. It remains unclear whether the current Congress will pass such legislation and, if passed, the extent such new legislation will affect existing mining claims and operations. The effect of any revision of the General Mining Law on the Company's operations cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase the carrying costs of the Green Mountain mineral properties, the SMP properties and some of Plateau's mineral properties which are located on federal unpatented mining claims, and could increase both the capital and operating costs for such projects and impair the Company's ability to hold or develop such properties, as well as other mineral prospects on federal unpatented mining claims.

9. Exploration Risks. Mineral exploration, particularly for gold, is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's efforts at the Sutter Gold Project to identify additional gold ore reserves will be successful. Moreover, substantial expenditures are required to establish additional ore reserves through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish additional ore reserves, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating gold prices (see Risk Factor 7).

10. Mining Risks and Insurance. The business of uranium and gold mining generally is subject to a number of risks and hazards, including environmental hazards, industrial accidents and rock falls, flooding, interruptions due to weather conditions and other acts of God. Such risks could result in damage to or destruction of Registrant's mineral properties and production facilities, as well as to properties of others in the area, personal injury, environmental damage and process and production delays, causing Registrant monetary losses and possible legal liability. While the Company maintains, and intends to continue to maintain, liability, property damage and other insurance consistent with industry practice, no assurance can be given that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability.

11. Title to Properties. Nearly all the uranium mining properties held by GMMV, SMP, and Plateau are on federal unpatented claims. Unpatented claims are located upon federal public land pursuant to procedure established by the General Mining Law (see also Risk Factor 8). Requirements for the location of a valid mining claim on public land depend on the type of claim being staked, but generally include discovery of valuable minerals, erecting a discovery monument and posting thereon a location notice, marking the boundaries of the claim with monuments, and filing a certificate of location with the county in which the claim is located and with the U. S. Bureau of Land Management ("BLM"). If the statutes and regulations for the location of a mining claim are complied with, the locator obtains a valid possessory right to the contained minerals. To preserve an otherwise valid claim, a claimant must also annually pay certain rental fees to the federal government (currently $100 per claim) and make certain additional filings with the county and the BLM. Failure to pay such fees or make the required filings may render the mining claim void or voidable. Because mining claims are self-initiated and self- maintained, they possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims solely from public real estate records and it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. If the validity of an unpatented mining claim is challenged by the government, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Thus, it is conceivable that during times of falling metal prices, claims which were valid when located could become invalid if challenged. Disputes can also arise with adjoining property owners for encroachment or under the doctrine of extralateral rights (see Risk Factor 17).

12. Reclamation and Environmental Liabilities. Registrant's projects and operations are subject to various federal, state and local laws and regulations regarding the discharge of materials into the environment or otherwise relating to the protection of the environment, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response Compensation Liability Act. With respect to mining operations conducted in Wyoming, Wyoming's mine permitting statutes, Abandoned Mine Reclamation Act and industrial development and siting laws and regulations will impact USE. Similar laws in California affect SGMC operations and in Utah will affect Plateau's operations. In addition, Registrant's uranium mills are subject to jurisdiction of the Nuclear Regulatory Commission ("NRC").

To Registrant's knowledge, it is in compliance in all material respects with current environmental regulations. To the extent that production by SMP, GMMV or SGMC is delayed, interrupted or discontinued due to need to satisfy present or future laws or regulations which relate to environmental protection, future USE earnings could be adversely affected. For additional information concerning the effect such environmental laws and regulations have on the Company's capital expenditures, see Registrant's 1995 Form 10-K.

USE is a joint venturer in the GMMV, which entity is responsible for mine reclamation, environmental restoration and decommissioning associated with mineral properties on Green Mountain, in south central Wyoming, and the nearby Sweetwater Mill. Future costs to comply with these obligations are now estimated at approximately $25,000,000. If actual costs are higher, USE could be adversely impacted. There is no assurance the properties will generate sufficient revenues to fund reclamation, restoration and decommissioning costs in excess of current estimates. See Note K to the audited USE Consolidated Financial Statements in Registrant's 1995 Form 10-K, and the notes to the unaudited USE Consolidated Financial Statements in Registrant's Form 10-Q for fiscal quarter ended November 30, 1995, for further information. Current bonds and funds in escrow are deemed adequate for reclamation and decommissioning liabilities associated with the Shootaring Mill in Utah.

USE and Crested have assumed the reclamation obligations, environmental liabilities and contingent liabilities for employee injuries, from mining the SMP properties and other properties in the Sheep and Green Mountain Mining Districts. The reclamation obligations, which are established by governmental regulators, were most recently set at $1,451,800, which amount is shown on USE's balance sheet as a long-term obligation.

To assure the reclamation work will be performed, regulatory agencies require posting of a bond or other security. USE and Crested satisfied this requirement with respect to SMP properties by mortgaging their executive office building and a trailer park, both located in Riverton, Wyoming. A portion of the funds for the reclamation of SMP's properties was to have been provided by SMP, which agreed to pay up to $.50 per pound of uranium concentrates produced from its properties to USE and Crested for reclamation work. The status of this commitment could be impacted by the ultimate resolution of the arbitration/litigation with Nukem/CRIC (see Risk Factor 3 above).

The GMMV and Sweetwater Mill reclamation liabilities are self bonded by Kennecott pursuant to written agreements with the NRC and the State of Wyoming, and accordingly these liabilities are not recorded in the USE or Crested financial statements. The SMP and Plateau reclamation liabilities were recorded at $1,451,800 and $2,500,000 respectively (total $3,951,800) in the audited USE Consolidated Financial Statements. See the USE 1995 Form 10-K. A cash bond of approximately $40,000 is posted for miscellaneous reclamation costs at the Sutter gold property (carried under "Other Assets-Deposits and Other" on the USE financial statements). Reclamation and environmental obligations for the oil and gas properties held by USE are deemed insignificant and manageable in the ordinary course of business.

13. Possible Losses on Uranium Contracts. As of May 31, 1995, SMP held contracts for delivery of an estimated 5.5 million pounds of U3O8 to domestic utilities from 1996 through 2000. Actual quantities of U3O8 purchased by utilities over that period of time may vary by 10 to 25 percent, as provided in the contracts (see Item 1 "Description of Business - Uranium - Sheep Mountain Partners - SMP Marketing" in Registrant's 1995 Form 10-K), and profit or loss to SMP on the deliveries will depend on the cost of inventory. Profits on such future deliveries cannot be predicted, however, management of the Company does not anticipate any material losses from the sales of U3O8 pursuant to these contracts. As of the date of this Prospectus, the prices under the one remaining base escalated contract exceed the current market price, however, there can be no assurance this situation will not change in the future.

Increases  in the spot  market  price  would  increase  USE's and
Crested's cost of delivering on certain of the SMP contracts prior to the time that their uranium properties are in production, thus reducing potential profits or possibly producing losses, while spot market price decreases would be likely to increase profits on such contracts. USE recorded a loss of $162,900 in fiscal 1994 on deliveries of its portion of certain of the SMP contracts, as the cost of uranium exceeded the contracted price. Due to the SMP dispute, earlier arrangements between the partners to deliver their shares of the SMP contracts in spite of the dispute were abandoned, and USE made no deliveries (and therefore recorded no revenues or losses) on any SMP contracts during fiscal 1995.

All but one of the uranium supply contracts referred to above are held by SMP. USE could lose the contracts depending on the decision of the arbitrators in the SMP arbitration proceedings.

14. Competition. There is keen competition in the domestic minerals industry and the oil and gas business for properties and capital. USE's competitors include a number of major mining and oil and gas companies, most of which are larger than USE in all respects. In the production and marketing of uranium concentrates there are more than 10 major international entities (some of which are government controlled) that are significantly larger and better capitalized than USE. Although the Registrant presently is not engaged in the mining or milling of uranium, and therefore should not be counted in the top ten uranium producers, the Registrant's competitive stature may improve significantly at such time as it commences uranium mining and production.

The location and composition of mineral ore bodies are of great importance to the competitive position of a mining company. Producers of high-grade ore with readily extractable minerals are in an advantageous position. Producers of one mineral may be able to efficiently recover other minerals as by-products, with significant competitive impact on primary producers. Substantial capital costs for equipment and mine-works are often needed. As a result, owners of producing properties, particularly if purchase contracts for the production are in place, generally enjoy substantial competitive advantages over organizations that propose to develop non-producing properties. Competition is also keen in the search for mineral properties and prospects and in the employment and retention of qualified personnel.

USE believes that with the recent improvements in market prices for uranium concentrates, it will be able to compete with other uranium producers, primarily because it holds significant uranium resources in place, along with the necessary mining and milling facilities, all of which it acquired for little or no cost. Applications have been submitted to upgrade the mill licenses to operating levels, however, delays in final permitting may be encountered, as the uranium refining industry is closely regulated by the NRC.

Nonetheless, USE expects competition from larger producers in Canada, Australia and Africa, as well as from U.S. in situ producers of uranium and other producers that recover uranium as a byproduct of other mineral recovery processes, and from uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of U.S. and Russian nuclear weapons and sold in the market by the United States Enrichment Corporation and/or the United States Department of Energy, as well as from imports to the United States of uranium from the Commonwealth of Independent States (formerly the Soviet Union). See Item 1 "Description of Business - Uranium - Uranium Market Information" and "NUEXCO Exchange Value" in Registrant's 1995 Form 10-K.

USE's affiliate FNG encounters strong competition with a number of larger civil engineering construction firms in the western
United States.

15. Reserves Estimates. While the ore reserve estimates at GMMV Round Park ore deposit in Wyoming and SGMC's Lincoln project in California have been reviewed by independent consultants, such ore reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may, on occasion, prove unreliable. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, ore reserve estimates may have to be adjusted and mining plans may have to be altered in a way that could adversely affect the Company's operations. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

16. Variable Revenues and Recent Losses. Due to the nature of USE's business, there are from time to time major increases in gross revenues from sale of mineral properties. During fiscal 1991, $7,193,600 was recognized from sale of a partial interest in a uranium property to Kennecott Uranium Company (a GMMV partner). No such revenues were recognized from fiscal 1992 through fiscal 1995. Further, USE realized a net gain in fiscal 1992 of $613,000, but net losses were realized from fiscal 1993 through fiscal 1995 (in the respective amounts of $221,900, $3,370,800 and $2,070,600).

17. Bullfrog Litigation. Registrant, Crested, Parador Mining Company, Inc. ("Parador") and H. B. Layne Contractor, Inc. ("Layne") are defendants and counter- or cross-claimants in certain litigation in the District Court of Nye County, Nevada, brought by Bond Gold Bullfrog Inc. ("BGBI") in July 1991. BGBI (now known as Barrick Bullfrog, Inc.) is an affiliate of Barrick Corp., a large international gold producer headquartered in Toronto, Canada. The litigation primarily concerns extralateral rights associated with two patented mining claims owned by Parador and initially leased to a predecessor of BGBI, which claims are in and adjacent to BGBI's Bullfrog open pit and underground mine. USE and Crested assert certain interests in the claims under an April 1991 assignment and lease from Parador, which is subject to the lease to BGBI's predecessor.

Parador, USE and Crested had previously advised BGBI that they are entitled to royalty payments with respect to extralateral rights of the subject claims on minerals produced at the Bullfrog Mine, claiming that the lode or vein containing the gold mineralization apexes on the Parador claims and dips under the claims leased to BGBI by Layne.

BGBI seeks to quiet title to its leasehold interest in the subject claims, alleging that Parador's lease thereof to USE and Crested is adverse to the interest claimed by BGBI, and that the assertions by USE and Crested of an interest in the claims have no foundation. BGBI seeks a determination that USE and Crested have no rights in the claims and an order enjoining USE and Crested from asserting any interest in them. BGBI further asserts that, in attempting to lease an interest in the subject claims to USE and Crested, Parador breached the provisions of its lease to BGBI, and that Parador is responsible for the legal fees and costs incurred by BGBI in the quiet title action, which may be offset against royalties. Under an arrangement to pay certain legal expenses of Parador, USE and Crested may be responsible for any such amounts.

BGBI alleges that by entering into the Assignment and Lease of Mining Claims with Parador, USE and Crested disrupted the contractual relationship between BGBI and Parador. In addition, BGBI claims that the USECC-Parador agreement slanders BGBI's title to the claims. BGBI seeks compensatory damages from Parador, USE, and Crested; punitive damages from USE and Crested; and costs and other appropriate relief from Parador, USE and Crested, all in amounts to be determined.

A partial or bifurcated trial to the court of the extralateral rights issues was held on December 11 and 12, 1995. The purpose of the hearing was to determine whether the Bullfrog orebody is a "vein, lode or ledge" as described in the General Mining Law and, if so, whether the facts of the case warrant the application of the doctrine of extralateral rights as set forth in such statute. Although the Court sat as both the finder of fact and law with respect to such issues, the Court concluded that the questions are ultimately one of law which must be decided based on the testimony and exhibits introduced at the trial concerning the description of the orebody. Registrant and defendants Crested Corp. and Parador presented five experts in the field of geology, including the person who was responsible for the discovery of the gold deposit at the mine. All five experts opined that the deposit was a lode and it apexed on a portion of Parador's two mining claims. The defendant Layne presented a single witness who testified that there was no apex within the Parador claims. The Court nevertheless found that Parador had failed to meet its burden of proof and therefore Parador, Registrant and Crested have no right, title and interest in the minerals lying beneath the claims of Layne pursuant to extralateral rights. The Court entered a partial judgment in favor of Layne and ordered that Parador pay Court costs to Layne. Defendants intend to appeal the Court's ruling as erroneous as a matter of law at such time as it is appropriate to do so.

The partial trial did not address any of the other issues pending in the litigation other than those required to decide the question of whether the doctrine of extralateral rights is applicable to this case. All other claims and counterclaims remain pending before the Court and no hearing date has been set for those issues.

If USE's and Crested's position concerning extralateral rights is ultimately sustained, substantial additional revenues and income may be received by USE and Crested from royalties payable with respect to gold produced from the Bullfrog Mine. If, however, the final decision of the appellate court is adverse to USE and Crested, an award of damages against USE and Crested in any substantial amount by this Court could have a material adverse effect on the ability of USE and Crested to carry on their business in the manner described in this Prospectus.

18. Potential Issuance of Preferred Stock. Under the USE Restated Articles of Incorporation, as amended ("Restated Articles") and as permitted by the Wyoming Business Corporation Act ("WBCA"), the USE Board of Directors has authority to create series of preferred stock and to issue shares thereof, without the approval of any USE shareholders. The creation and issue of USE preferred stock with dividend rights senior to the USE common stock could adversely affect common stockholder participation in future earnings through dividends that otherwise would be available for distribution to holders of the common stock, including those purchasing the Shares.

Such preferred stock also could inhibit a takeover of USE. Under the WBCA, separate voting approval by classes of stock is required for certain substantive corporate transactions. If the interests of preferred stockholders is perceived to be different from those of the common stockholders, the preferred stockholders could withhold approval of the transactions needed to effect the takeover.

19. Potential Anti-Takeover Effects of Staggered Board. The USE Board of Directors is presently divided into three classes of two directors each. Pursuant to the USE Restated Articles and as permitted by the WBCA, the directors in each class serve a three year term, and only those directors in one class are reelected each year. This board classification could stall a takeover of USE, even if a majority of the common stock were to be held by persons desiring a change in control of the Board. See "Description of Securities to be Registered."

                     SELLING SECURITY HOLDERS

The following is a listing of the Selling Shareholders, the amount of Shares to be offered for each such Selling Shareholder's account and the amount of USE's common stock owned by each Selling Shareholder prior to the offering and to be held by such Selling Shareholder after completion of the offering. Except as noted below, none of the Selling Shareholders (i) has had any position, office or other material relationship with the Registrant or any of its affiliates within the past three years, or (ii) to the knowledge of the Company, owns one percent or more of the Company's outstanding common stock. It is anticipated each seller will own none of the Shares hereby offered, after completion of the offering.

                                                              No. of
                             No. of           No. of         Shares of
                            Shares to      Shares of USE    USE Common
                           be Offered      Common Stock     Stock to be
                           by Selling       Owned Prior     Owned After
     Name                  Shareholder     to Offering*      Offering
     ----                  -----------     ------------      ----------
Keith G. Larsen(1)           88,891          131,310          42,419
Mark J. Larsen(2)            86,668          111,449          24,781
Robert Scott Lorimer(3)
  and Desiree Lorimer(4)
  Jt. Ten. WROS              11,111           45,614          34,503
George F. Smith(5)
  and Marilyn M. Smith(4)
  Jt. Ten. WROS              22,267           53,282          31,015
DMS, Co.(6)                  22,267          110,638 (14)     88,371
Sandra Lee Sweeney(4)        13,333           48,375          35,042
Richard P. Larsen(1)         33,333           58,877          25,544
Max T. Evans(7) and
  Lois B. Evans(4)
  Jt. Ten. WROS               8,889           62,377          53,488
Thomas M. Evans(2)           19,555           25,592           6,037

Kenneth Webber(2)
  and Deanna Webber(4)
  Jt. Ten. WROS              18,223           36,127          17,904
William W. DeLapp(8)
  and Lauren K. DeLapp(4)
  Jt. Ten. WROS               4,444            4,979             535
M. Shane Larsen(2)           10,972           21,734          10,762
Hanifen, Imhoff Inc.
  Custodian FBO
  Michael D. Zwickl(9)
  IRA DTD 4-15-92             4,444            7,444           3,000
Steven P. Accardo             3,200            5,153           1,953
FMS Profit Sharing Plan      44,444           44,444             -0-
Nucor, Inc.(10)              11,111           26,111 (15)     15,000
Charles M. Wojcieszak(11)
  and Judy L. Wojcieszak
  Jt. Ten. WFROS              2,267            2,417             150
Maureen E. Evans             10,667           10,667             -0-
Albert E. Dearth(12)         22,667           26,066           3,399
James L. Edwards              4,533            4,533             -0-
Harold I. Gibson              4,980            4,980             -0-
James S. Neiman
  Trustee of the
  James S. Neiman
  Revocable Trust
  dated June 13, 1989,
  as amended and Restated     2,267            2,267             -0-
Sally Ann Neiman
  Trustee of the
  Sally Ann Neiman
  Revocable Trust
  dated June 13, 1989,
  as amended and Restated     2,267            2,267             -0-
Ronald J. Pasco(13) and
  Mary Anne Pasco
  Jt. Ten. WROS               4,980            4,980             -0-

     * Includes shares held directly, shares held in the USE Employee Stock Ownership Plan (the "ESOP") account established for the benefit of employee's (see Footnotes below for which Selling Shareholders are
          employees),   shares  held  jointly,  and  shares  held
          directly by immediate family members in the same household.

     (1) USE employee and director of Northwest Gold, Inc., an affiliate of USE.

     (2)  USE employee.

     (3)  Treasurer of USE and Crested Corp., and Chief Financial
          Officer  and   Controller  of  USE  and  all  affiliate
          companies.

     (4) Spouse of an employee of USE and/or of an affiliate of USE.

     (5) USE employee and director of Ruby Mining Company, an affiliate of USE.

     (6) Daniel P. Svilar, general counsel, an officer of USE and an officer and director of USE affiliates, is a partner in DMS Co.

     (7)  Secretary  and  director  of  USE;   President,   Chief
          Operating Officer and director of Crested Corp., an affiliate of USE.

     (8) President and director of Four Nines Gold, Inc., an affiliate of USE.

     (9)  Director of Crested Corp., an affiliate of USE.

     (10) Corporation of which Nick Bebout, a director of USE, is president and a director. Share number includes 9,500 shares held by Mr. Bebout directly or with his wife.

     (11) Is on a cash retainer to perform investigative and security services for USE.

     (12) USE employee,  President,  Chief Operating  Officer and
          director   of  Plateau   Resources   Limited,   a  100%
          subsidiary of USE.

     (13) President   and  Chief   Executive   Officer  of  First
          Interstate Bank of Commerce Gillette, Wyoming, the principal lender to USE and its affiliates.

     (14) Includes shares held by Daniel P. Svilar (see Footnote 6).

     (15) Includes shares held by Nick Bebout (see Footnote 10).

                      PLAN OF DISTRIBUTION

The Shares will be offered from time to time by the Selling Shareholders (i) in transactions in the over-the-counter market, automated inter-dealer system on which the Company's common stock is then listed, in negotiated transactions or a combination of such methods of sale, and (ii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions directly with the broker-dealers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Sales of the Shares may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the 1933 Act.

No underwriting arrangements exist as of the date of this Prospectus. Upon being advised of any underwriting arrangements that may be entered into by the Selling Shareholders after the date of this Prospectus, the Company will prepare and file a post- effective amendment to this Registration Statement including a supplement to this Prospectus to disclose the name of such underwriters and such arrangements.

Expense of any sales pursuant to this Prospectus will be borne by the Selling Shareholders, except that the Company is paying certain of the expenses, which are estimated at $10,000, of registering the Shares under the 1933 Act, consisting of all costs incurred in connection with the preparation of the registration statement (except for any fees of counsel for the Selling Shareholders). The Selling Shareholders will pay or assume brokerage commissions, or underwriting discounts, incurred in the sale of the Shares, which commissions or discounts are not being paid or assumed by the Company.

                     SELECTED FINANCIAL DATA

                                                 May 31,
                         ----------------------------------------------------
                             1994          1993         1992           1991
                             ----          ----         ----           ----
Current assets           $ 3,866,600   $ 1,650,300   $ 3,260,500   $ 7,302,300
Current liabilities        1,291,700     1,592,100       681,900       816,000
Working capital            2,574,900        58,200     2,578,600     6,486,300
Total assets              33,090,300    24,037,200    24,583,000    20,500,100
Long-term
  obligations(1)          16,612,500     2,900,000     4,540,400     3,244,100
Shareholders' equity      12,559,100    15,063,200    14,982,900    15,045,500

                                          November 30, 1995
                         May 31, 1995         (unaudited)
                         ------------     ------------------
Current assets           $ 4,058,000          $ 4,557,400
Current liabilities        4,036,000            2,797,400
Working capital               22,000            1,760,000
Total assets              34,165,000           35,179,600
Long-term
obligations(1)(2)         15,882,300           15,917,800
Shareholders' equity      12,168,400           14,614,700



(1) Includes $3,951,800,  $3,951,800, $1,695,600, $1,695,600, and
$725,900 of reclamation liabilities, and additional amounts of other accrued liabilities, on uranium properties at May 31, 1995, 1994, 1993, 1992, and 1991, respectively. See Notes F and K to the Consolidated Financial Statements contained in Registrant's 1995 Form 10-K.

(2) See  Notes 4 and 5 to the  unaudited  Condensed  Consolidated
Financial Statements contained in Registrant's Form 10-Q for fiscal quarter ended November 30, 1995.

See the Form 8-K Report for February 16, 1996 for pro forma condensed consolidated financial information, giving effect to the Brunton sale.

                                                        Years Ended May 31,
                         ------------------------------------------------------------------------------
                             1995            1994             1993             1992             1991
                             ----            ----             ----             ----             ----
Revenues                 $ 9,148,000      $ 8,776,300     $ 9,045,500      $ 6,353,600      $ 9,569,100
Income (loss) before
 equity in income
 (loss) of affiliates,
 provision for
 income taxes and
 extraordinary item       (2,281,500)      (3,587,900)       (103,100)         819,200        6,082,900

Equity in (loss) of
 affiliates                 (442,300)        (390,700)       (444,700)        (324,900)         (96,100)

Net income (loss)         (2,070,600)      (3,370,800)       (221,900)         613,200        6,164,900

Income (loss) per
 share before
 extraordinary item      $      (.42)     $      (.70)    $      (.05)     $       .09      $       .93
Extraordinary item             --               --              --                 .06              .62
                         -----------      -----------     -----------      -----------      -----------
Income (loss) per
 share before
 cumulative effect
 of accounting change           (.42)            (.70)           (.05)             .15             1.55
Cumulative effect at
 June 1, 1993 of income
 tax accounting change         --                (.06)          --              --                --
                         -----------      -----------     -----------      -----------      -----------
Net income (loss)
 per share               $      (.42)     $      (.76)    $      (.05)     $       .15      $      1.55
Cash dividends
 per share               $     -0-        $    -0-        $    -0-         $    -0-         $     -0-
                         -----------      -----------     -----------      -----------      -----------
                         -----------      -----------     -----------      -----------      -----------

                                 Three Months Ended                 Six Months Ended
                                     November 30,                      November 30,
                             ----------------------------      -----------------------------
                                1995             1994             1995             1994
                                ----             ----             ----             ----
                             (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                             -----------      -----------      -----------      -----------
Revenues                     $ 3,229,500      $ 1,804,100      $ 8,894,800      $ 4,456,100

Income (loss) before
  equity in
  loss of affiliates
  and provision for
  income taxes                 (362,300)        (656,800)         (273,500)      (1,152,800)
Equity in loss
  of affiliates                 (90,300)         (80,400)         (165,900)        (176,800)
Net loss                       (350,500)        (534,200)         (372,900)        (987,400)
Net loss per share           $    (.06)             (.11)      $      (.06)            (.21)
Cash dividends per share         -0-               -0-               -0-              -0-

See the Form 8-K Report for February 16, 1996 for pro forma condensed consolidated financial information, giving effect to the Brunton sale.

                        MATERIAL CHANGES

Brunton.

On February 16, 1996 Registrant completed the sale of 8,267,450 shares of common stock, $0.01 par value, (the "Stock") of Brunton to Silva Production AB, a closely held Swedish corporation ("Silva"), pursuant to the terms of a Stock Purchase Agreement dated January 30, 1996 (the "Agreement") by and between Registrant and Silva. The Brunton transaction was prompted in part by Registrant's desire to focus on its core business of acquiring and developing mineral properties and mining and marketing minerals, particularly uranium and gold. The Stock constitutes all of the issued and outstanding shares of Brunton owned by Registrant as of the date of the sale including 90,750 shares held in Brunton's treasury.

The purchase price for the Stock was $4,300,000, which was a negotiated price based on an Adjusted Shareholder's Equity in Brunton (as defined in the Agreement) as of January 31, 1996 of $2,399,103. Registrant received $300,000 upon execution and delivery of the Agreement, approximately $3,000,000 by wire transfer from Silva at closing and an agreement by Silva to pay Registrant $1,000,000 in three annual installments of $333,333 together with interest at the rate of 7% per annum, such installments to be paid on February 15, 1997, February 15, 1998 and February 15, 1999.

In addition, Silva agreed that, in the operation of Brunton, Silva will cause the existing Brunton products and operations (including lasers and other new products being developed by Brunton at the time of the sale) to be a separate profit center and to pay Registrant 45% of the net profits before taxes derived from that profit center for a period of four years and three months commencing February 1, 1996. The first such net profits payment will be made on or before July 15, 1997 for the period from February 1, 1996 through April 30, 1997, if net profits are earned for such period. Additional net profits payments will be made, on July 15, 1998, July 15, 1999 and July 15, 2000, if net profits are earned for the corresponding twelve month period. There can be no assurance that Brunton will earn net profits for any such period and therefore there can be no assurance that any such net profits payment will be received by Registrant.

The assets of Brunton that were acquired by Silva through the purchase of the Stock consist of certain real estate housing Brunton's headquarters and manufacturing operations in Riverton, Wyoming; Brunton's working capital; equipment, inventory, machinery, personal property and all of Brunton's intellectual property rights. Certain items of equipment and personal property were withheld by the Registrant from the Agreement and transferred from Brunton to Registrant, by mutual agreement with Silva, for Registrant's assumption of the indebtedness thereon. Such items include off-book inventory and depreciated mining equipment, real estate not used in Brunton operations, and miscellaneous other equipment, as well as 225,556 shares of Registrant's common stock, par value $0.01 per share, and options to purchase 150,000 shares of Registrant's common stock for $3.50 per share; 160,000 shares of Crested Corp. common stock, par value $0.001, and options to purchase (from Crested Corp.) 300,000 shares of Crested Corp. common stock for $0.40 per share, all of which were previously owned by Brunton. 125,556 shares of USE (and options to purchase 75,000 shares of USE), plus 60,000 shares of Crested (and options to purchase 150,000 shares of Crested) were transferred to Plateau in partial payment of debt owed to Plateau by USECC. The remaining 100,000 USE shares (and options to purchase 75,000 USE shares), plus 100,000 Crested shares (and options to purchase 150,000 shares of Crested) were transferred to SGMC.

Also at closing, the Registrant paid Brunton $171,685 for accrued rentals on mining equipment owned by Brunton and transferred to Registrant at closing, and the Registrant paid off $273,000 in bank debt previously incurred by Brunton in connection with a loan to the Registrant.

The sale will eliminate Brunton's manufacturing and/or marketing of professional and recreational outdoor products from the commercial segment of Registrant's business, except to the extent that there are net profit payments from Silva over the next four years and three months, of which there can be no assurance. For the fiscal year ended May 31, 1995, Brunton's sales provided 49% of net revenues of USE (29% for the six months ended November 30,
1995). The inability to include Brunton's operations with Registrant's other operating revenues in the future could result in continued operating losses for Registrant, unless Registrant is able to develop other profitable businesses, such as Registrant's uranium business or FNG's construction business, to replace profits from Brunton. Continued operating losses without offsetting replacements of working capital will adversely affect USE's ability to continue its operations as described in this Prospectus. See also Risk Factors 1 and 2 above and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in Registrant's 1995 Form 10-K.

On the other hand, receipt in February 1996 of approximately $2,900,000 in net cash from the sale (and future payments on Silva's $1,000,000 promissory note and any profits payments) will enhance the Company's financial condition and medium term liquidity as well as providing additional resources to put the Company's Plateau uranium mill into operation and develop the Company's uranium and gold properties.

Plateau Resources.

Registrant intends to consolidate all of its uranium assets into a wholly-owned subsidiary (Plateau Resources Limited) in the fiscal year ending May 31, 1996, and fund the start up of its Shootaring Canyon uranium mill and commencement of mining operations at the mines now owned by Plateau in Utah, with debt or equity funding. However, such consolidation has not been effected to date and there are no agreements in place for the financing of such uranium operations. There can be no assurance that uranium prices will remain at the current level, that the Company will succeed in obtaining long-term uranium supply contracts required to allow Registrant to operate its uranium properties profitably or that the required financing will be available to put such properties into operation.

Update on Sheep Mountain Partners Arbitration

On March 1, 1996, the  arbitration  panel in the SMP  arbitration proceedings  (see Risk Factor 3)  concluded  that it will need an additional  period of time up to and  including  April  22,  1996 before an Award will be issued.

Construction - Four Nines Gold, Inc.

The contract awarded to FNG by the City of Lead, South Dakota for municipal road and drainage construction and rock slide area stabilization has been increased as a result of change orders by the City to $3,550,604 as of December 31, 1995. FNG had performed 86 percent of the contract, billing $3,018,023 (including 5 percent retainage against completion of the project) of which $2,656,224 had been paid as of December 31, 1995. FNG continues to expect the contract to be profitable.

On September 13, 1995, FNG was awarded a separate construction contract for $618,270 by the United States Department of the Interior, Bureau of Reclamation, for the Minor Laterals, North Canal, Stage 5, Belle Fourche Unit, South Dakota. The work consists of constructing 3.81 miles of pipeline, approximately
1.4 miles of gravel-surfaced road, removing existing reinforced concrete hydraulic structures and constructing miscellaneous concrete structures which include four inlets. Notice to proceed with the work on this contract was given on September 29, 1995, with final completion required by May 10, 1996. As of December 31, 1995 FNG had performed 41% of the contract, billing $201,401 and having received payment for all amounts billed. FNG expects this contract to be profitable.

Results of Operations for Three and Six Months Ended November 30,
1995 Compared to Three and Six Months Ended November 30, 1994

     The following discussion does not reflect the impact of the sale of Brunton. For such information, please see the Form 8-K Report for February 16, 1996 for the pro forma condensed consolidated statement of operations for the six months ended November 30, 1995.

     Revenues for the six month period ended November 30, 1995 increased by $4,438,700 primarily due to increases in mineral sales and a mineral option, construction contract revenues and the sale of recreational and professional products.

     Revenues  from  mineral  sales and option  were  $2,174,300.
There were no similar uranium concentrate deliveries or option activities for the same period in the prior year.

     Construction contract revenues for the six and three months ended November 30, 1995 increased by $1,926,600 and $896,000, respectively, from profitable contracts awarded late in fiscal
1995 to the Registrant's subsidiary FNG.

     Recreational product sales of Brunton for the same periods increased by $405,800 and $160,700, primarily as a result of continued expansion into the recreational market and development of new products. Commercial revenues decreased $172,200 for the six month period compared to the six months ended November 30, 1994, as a result of reduced fuel sales and equipment rentals during the six months ended November 30, 1995, but increased by $69,600 for the three month period ended November 30, 1995 compared to the same period in 1994, as revenues from fuel sales and equipment rentals increased during the three months ended November 30, 1995. These fluctuations are due to seasonal fuel sales and a major construction project for GMMV during the quarter ended November 30, 1995.

     Management fees and other revenues increased by $280,500 and $102,600 for the six and three months ended November 30, 1995. This increase is primarily as a result of increased revenues generated by operations of a motel, convenience store and restaurant at the Registrant's unincorporated townsite of Ticaboo in southern Utah.

     The costs of mineral sales increased by $1,824,300 for the six months ended November 30, 1995 for which there were no corresponding costs during the same period in 1994. Cost and expenses associated with mineral operations decreased by $294,700 for the six months ended November 30, 1995 compared to the six months ended November 30, 1994 primarily as a result of a decrease in legal costs in connection with the SMP arbitration, but increased by $54,200 for the three months ended November 30, 1995 compared to the same period in 1994 due to arbitrator fees paid during the quarter. The cost of construction activities increased by $1,341,300 and $733,400, respectively for the six month and three month periods ended November 30, 1995 compared to the same periods in 1994 as a result of increased contract work.

     General and administrative expenses increased by $197,600 and $263,900, respectively for the six and three months ended November 30, 1995. This increase is due to additional expenses associated with the expansion of Brunton's products as well as FNG's contracts. Additionally, interest expense which is included in general and administrative expense increased by $43,000 during the six months ended November 30, 1995 as compared to the same period in 1994. Commercial operations expenses remained relatively constant.

     Operations for the six months ended November 30, 1995 resulted in a pre-tax loss of $273,500 before equity in loss of affiliates and minority interest in gain of consolidated subsidiaries of $165,900 and $66,500, respectively, as compared to a loss of $1,152,800 before equity in loss of affiliates and minority interest in loss of consolidated subsidiaries of $176,800 and $342,200, respectively, during the same period of the previous year. After such equity losses, the Registrant recognized a net loss of $372,900 compared to a loss of $987,400 for the comparative period of the previous year.

Investment Banking Consulting Agreement

On January 9, 1996, Registrant retained Shamrock Partners Ltd., Investment Bankers ("Consultant") as a financial consultant and advisor, on a nonexclusive basis, for a one year term subject to renewal. As compensation for Consultant's services, Registrant has agreed to grant Consultant Warrants to purchase 200,000 shares of Registrant's common stock at a price of $5.00 per share. Such Warrants were issued on March 26, 1996. The Warrants are exercisable at any time during the term of the Consulting Agreement and Consultant has a right to demand registration of such shares under the Securities Act of 1933 with Registrant's next filing under the Act or at any time after expiration of the term of the Consulting Agreement.

Options and Shares Compensation Proposals

As of December 22, 1995, the Registrant's board of directors amended the Registrant's 1989 Incentive Stock Option Plan, without shareholder approval, to increase the number of options issuable to employees (not including executive officers or directors of the Registrant) from the present 275,000 options up to the increased number of 700,000 options. All such newly authorized options will be nonqualified under IRS regulations. Under the Plan as amended, the board of directors has issued nonqualified options to purchase a total of 360,000 shares, subject to continued employment and exercisable at 20% per year, to employees; the exercise price of the options is $4.00 (the fair market price at December 22, 1995), subject to the market price of the shares being above $8.00 per share for 30 days after grant date.

The board of directors also has proposed, subject to approval by the shareholders at the next annual meeting, a stock award program for the executive officers and directors of the Registrant, for the award of common shares to each individual, as of March 1 of each year of continued employment. The first award is tentatively set to be March 1, 1997, in amounts of 20,000 shares for from three to 5 years per officer or director, however, no awards shall be made until a formal plan is adopted and approved by the shareholders and then only upon further decision of the compensation committee as to other features of the plan (including payment of taxes for the grantees with pay back arrangements) which may be desirable. The stock award plan will conform to the Commission's proposed Rule 16b-3 for purposes of complying with Sections 16(a) and (b) of the Exchange Act regarding shortswing profit prohibitions.

The board of directors  expects  both the amended 1989  Incentive
Stock Option Plan, and (subject to shareholder approval) the stock award program for officers and directors, to be registered with the Commission on Form S-8 in calendar 1996.

            DESCRIPTION OF SECURITIES TO BE REGISTERED

The securities to be registered pursuant to this Registration Statement consist of shares of the Company's $.01 par value common stock. The Company's Restated Articles authorize issuance of 20,000,000 shares of common stock, $.01 per share par value and 100,000 shares of preferred stock, $.01 per share par value. There are no shares of preferred stock issued or outstanding as of the date of this Prospectus.

Holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor.

Holders of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors to the Company's Board of Directors. Cumulation is effected by multiplication of shares held by the number of director nominees, and voting is by casting the product as desired among the nominees; directors are elected by a plurality of votes cast. Pursuant to the Company's Restated Articles and the Wyoming Management Stability Act, shares of common stock held by Crested may be voted by Crested,shares of common stock held by Plateau may be voted by Plateau and shares of common stock held by SGMC may be voted by SGMC in elections of USE directors, so long as USE conducts substantial business in Wyoming and is "qualified" under such Act as having assets in excess of $10,000,000, with a class of stock listed on NASDAQ or on a principal exchange. As of the date of this Prospectus, Crested owns 510,359 shares of Registrant's common stock or approximately 8% the outstanding shares. Plateau owns125,556 shares of Registrant's common stock, as well as options to purchase 75,000 shares of Registrant's common stock for $3.50 per share and SGMC owns 100,000 shares of Registrant's common stock and options to purchase 75,000 shares of Registrant's common stock for $3.50 per share. If such options are exercised, Plateau and SGMC together would own approximately 6% of Registrant's outstanding common stock.

In the event of dissolution, liquidation or winding up of USE, holders of common stock are entitled to share ratably in assets remaining after creditors (including holders of any preferred stock, as to liquidation preferences) have been paid.

All outstanding shares of the Company's common stock (including the Shares offered for sale by this Prospectus) have been fully paid and are nonassessable.

                             EXPERTS

The consolidated financial statements of USE incorporated by reference in this Prospectus from the Company's 1995 Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report which includes an explanatory paragraph that describes the litigation discussed in Notes E and K to such Consolidated Financial Statements.

                          LEGAL MATTERS

Stephen E. Rounds, Denver, Colorado, has acted as special counsel to USE in connection with this offering.

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

Legal                       $ 5,000
Audit                         2,277
SEC and state fees            2,723
                            -------
                            $10,000
* Estimate

Item 15.  Indemnification of Directors and Officers.

The Wyoming Business Corporation Act ("WBCA"), W.S. 17-16-850 et seq., provides for indemnification of Registrant's officers, directors, employees, and agents against liabilities which they may incur in such capacities. A summarization of circumstances in which such indemnification may be available follows, but is qualified by reference to Registrant's Restated Articles of Incorporation and the text of the statute.

In general, any officer, director, employee, or agent may be indemnified against expenses, fines, settlements, or judgments arising in connection with a legal proceeding to which such person is a party, as a result of such relationship, if that person's actions were in good faith, reasonably believed by him or her to be in (or at least not opposed to) the Registrant's best interests, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by decision of the Board of Directors (by directors not at the time parties to the proceeding) or by majority shareholder vote (excluding shares held or controlled by directors who are at the time parties to the proceeding), or by opinion of special legal counsel.

The circumstances under which indemnification would be made in connection with an action brought on behalf of the Registrant are generally the same as stated above, except that indemnification is permitted only for reasonable expenses.

In addition, Registrant has statutory authority to purchase insurance to protect its officers, directors, employees, and agents against any liabilities asserted against them, or incurred in connection with their service in such capacities. Further, the Registrant may advance or reimburse funds to a director who is a party to a proceeding, for reasonable expenses incurred in connection with a proceeding.

Item 16.  Exhibits

5.1 and
23.2      Opinion and Consent of Stephen E. Rounds, Esq.*

10.1 Stock Purchase Agreement including amendments with Silva Production AB, without exhibits.**

23.1      Consent of Arthur Andersen LLP, Independent Public
          Accountants*

23.3      Consent of Coopers & Lybrand LLP, Independent Public
          Accountants to GMMV*

*   Previously filed.
** Incorporated by reference from Registrant's Form 8-K dated as of February 16, 1996.

Item 17.  Undertakings.

The Registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

          (i) To  include  any  prospectus  required  by  section
10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the Prospectus any facts or events rising after the effective date of the Registrations Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

provided,  however,  that  paragraphs  (a)(1)(i)  and (ii) do not apply if the information required to be included in a post-effective amendment by such paragraphs, is contained in periodic reports filed by the Registrant pursuant to Section 13 of the Securities Exchange Act of 1934 that are incorporated by reference into this Registration Statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(a)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to its Registration
Statement on Form S-3 to be signed on its behalf by the undersigned, duly authorized in the City of Riverton, Wyoming, on April 2, 1996.

                                       U.S. ENERGY CORP.
                                       (Registrant)


Date:  April 2, 1996               By: s/ John L. Larsen
                                      ----------------------------
                                      JOHN L. LARSEN, President
                                      and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


Date:  April 2, 1996               By: s/ John L. Larsen
                                       ---------------------------
                                       JOHN L. LARSEN, President
                                       and Director


Date:  April 2, 1996               By: s/ Max T. Evans
                                       ---------------------------
                                       MAX T. EVANS, Director


Date:  April 2, 1996               By: s/ Harold F. Herron
                                       ---------------------------
                                       HAROLD F. HERRON, Director

Date:  April ____, 1996            By:
                                       ---------------------------
                                       DON C. ANDERSON, Director

Date:  April ____, 1996            By:
                                      ----------------------------
                                      DAVID W. BRENMAN, Director


Date:  April 2, 1996               By: s/ Nick Bebout
                                       ---------------------------
                                       NICK BEBOUT, Director


Date:  April 2, 1996               By: s/ Robert Scott Lorimer
                                       ---------------------------
                                       ROBERT SCOTT LORIMER,
                                       Principal Financial
                                       Officer and Chief
                                       Accounting Officer